2019 Annual general meeting 9 May 2019

Simon Thompson Chairman Sustainable energy

Welcome to Country

Board of Directors Iron ore, Pilbara, Western Australia, Tom Price

A strong 2018 $8.8bn $8.6bn 3% $4.1bn lower Underlying earnings Pre-tax asset sales CuE growth Net debt from 2017 $13.5bn Total cash returns to shareholders Iron ore, Dampier, Western Australia, Parker Point Port

Sustainability Energy & Minerals, Richard’s Bay Minerals, South Africa

Our economic contribution $6.6bn $42.8bn $200bn Taxes and royalties Direct economic Economic contribution paid to governments contribution in 2018 over past five years in 2018 Bauxite, Weipa, Queensland, Amrun

Climate change Wind turbine, Copper

Human progress

J-S Jacques Chief executive

Our 48,000 Renewed A very good year employees sustainability moved our approach strategy forward Strong Innovative financial partnerships results $13.5 billion Investment in cash returns in people to shareholders & growth Gove, Aluminium, Australia

Safety Oyu Tolgoi, Mongolia

$18.1bn $11.8bn $8.6bn 19% Underlying Cash from Pre-tax asset Return EBITDA on operations sales on capital margin of 42% employed Strong results

AutoHaul™ $1.5bn Growth 50 projects Up and running A year in High value additional free investments in 16 countries cash flow from iron ore, copper, Investing in exploration 2021 bauxite & lithium Productivity and growth Autohaul™ train, Pilbara, Iron ore, Australia

Value over volume $13.5bn in cash returns to shareholders Oyu Tolgoi underground, Copper, Mongolia

Pioneering progress $200bn Direct economic contribution 2013-2018 Partnership with Hydro Quebec on the Centre of Excellence for Energy Efficiency, Quebec, Canada

Elysis – a breakthrough Elysis partnership, Aluminium

Investing in the community Community education investment, Richards Bay Minerals, South Africa

Workforce of the future Technological advancements, Iron ore, Cape Lambert, Pilbara, Australia

Realising our ambition Gove port operations, Aluminium, Australia

Rio Tinto Ltd: share price performance over three years Three year performance A$95.95 Generated over Industry-leading $46bn Innovation in cash Reduced Every year debt by over grown by $14bn 1.4% A$45.40 $29bn Delivered and declared in shareholder returns May 2016 May 2019 Hope Downs 4, Pilbara, Iron ore, Australia

A bright future Shanghai, China

Notice of meeting Diamonds, Kimberley, Western Australia, Argyle

Resolutions 1 - 17 Resolution 1 Resolution 15 Receipt of the 2018 Annual report Remuneration of auditors Resolution 2 Resolution 16 Approval of the Directors’ Remuneration Report: Authority to make political donations Implementation Report Resolution 17 Resolution 3 Renewal of off-market and on-market share buy-back Approval of the Directors’ Remuneration Report authorities Resolutions 4-13 Election and re-election of directors Resolution 14 Re-appointment of auditors Aluminium, British Columbia, Canada, Kitimat Aluminium, British Columbia, Canada, Kitimat

Resolutions 18 - 19 Resolution 18 Requisitioned resolution to amend our company’s constitution Resolution 19 Requisitioned resolution on transition planning disclosure Diamonds, Kimberley, WA, Argyle

Q&A Copper, Utah, United States, Kennecott